Intellipharmaceutics Submits New Drug Application for Rexista® (oxycodone hydrochloride extended release), an Abuse Deterrent Opioid Analgesic for the Treatment of Moderate to Severe Pain

TORONTO, November 25, 2016 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has filed a New Drug Application (“NDA”) with the U.S. Food and Drug Administration (“FDA”) seeking authorization to market its Rexista® abuse-deterrent oxycodone hydrochloride extended release tablets in the 10 mg, 15 mg, 20 mg, 30 mg, 40 mg, 60 mg and 80 mg strengths.

Rexista® is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.  The submission is supported by pivotal pharmacokinetic studies that demonstrated that Rexista® is bioequivalent to OxyContin® (oxycodone hydrochloride extended release). The submission also includes a comprehensive array of abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of drug by oral, intra-nasal and intravenous pathways, having reference to the FDA’s “Abuse-Deterrent Opioids – Evaluation and Labelling” guidance published in April 2015.

The abuse-deterrent properties incorporated into Rexista® are designed to make the product unlikable and discourage or make it more difficult to manipulate for the purpose of abuse or misuse via common routes of administration including: ingestion following chewing, licking or crushing; insufflation; inhalation; or injection.  If approved, Rexista® may be the only abuse-deterrent oxycodone product with properties that may provide early warning of drug abuse if the product is manipulated or abused. The Company previously announced the results of a food effect study which showed that Rexista® can be administered with or without a meal (i.e., no food effect), providing another point of differentiation from currently marketed oral oxycodone extended release products.

As previously announced the FDA, under the small business waiver provision of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for Rexista®.

The CEO of Intellipharmaceutics, Dr. Isa Odidi, said, “The NDA submission of Rexista® represents a critical milestone and turning point for the Company. This is our first NDA submission and the first abuse-deterrent oxycodone product candidate we are aware of that not only resists common forms of abuse but provides a preventive tool that may flag early warning of abuse.  We are excited about the prospect of Rexista®, if approved, having a positive impact in addressing the opioid epidemic.  We believe our suite of abuse-deterrent and overdose prevention technologies are best in class and we look forward to further expanding our development program for abuse-deterrent pain and other medications. The Company has identified potential manufacturing partners and is currently evaluating various manufacturing options for Rexista® in the U.S. We look forward to working with the FDA during their review of our NDA submission.”
More About Rexista®
Our Rexista® (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate is intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. The Rexista® long-acting formulation of oxycodone is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Rexista® formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning. Our Rexista® formulation contains a stigmatizing blue dye that is emitted once the tablet is tampered with or crushed, and may act as a deterrent to a user who attempts to abuse it orally or via the intra-nasal route.

There can be no assurance that our Rexista® product candidate will receive FDA approval or that, if approved, it will be successfully commercialized.
About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Application (“ANDAs”) filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) specialty drug product candidates in its development pipeline. These include Rexista® (abuse deterrent oxycodone hydrochloride extended release tablets), based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR (pregabalin extended-release capsules). Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development emphasis towards new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista® and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

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requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in laws and regulations affecting the conditions required by the FDA for approval and labelling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-3(including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Company Contact: Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com